SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

30 October 2008

LLOYDS TSB GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1          Regulatory News Service Announcement, dated 30 October 2008 re: Lloyds TSB Announces Executive Management Team

90/08                                                                                                                                                30 October 2008

LLOYDS TSB ANNOUNCES EXECUTIVE MANAGEMENT TEAM FOLLOWING THE COMPLETION OF HBOS ACQUISITION

Lloyds TSB Group plc today announces the Group Executive Committee which will lead the combined Group next year pending shareholder, court and regulatory approvals of the HBOS acquisition.

As announced previously, Sir Victor Blank will be Chairman and Eric Daniels will be Chief Executive of the enlarged Group.

Eric Daniels, Group Chief Executive, Lloyds TSB said: "It is extremely important in today's market conditions that our prudent approach to risk and our customer relationship focus is maintained. I am therefore proposing a similar structure to that which we have successfully employed within Lloyds TSB over the past few years with one important addition. I have decided to create a new division 'Wealth & International' as I believe we have significant growth potential in this area."

The following Board and Company Secretary appointments will be made;

  Helen Weir will be appointed Group Executive Director of UK Retail Banking.

  Truett Tate will be appointed Group Executive Director of Wholesale.

  Archie Kane will be appointed Group Executive Director of Insurance and will represent the new board in Scotland.

  Tim Tookey will be appointed Group Finance Director.

  Harry Baines will be appointed General Counsel and Company Secretary.

In addition to the Executive Directors named above, the following Group Executive Committee appointments will be made;

  Jo Dawson will be appointed Wealth and International Director.

  Carol Sergeant will be appointed Chief Risk Officer.

  Angie Risley will be appointed Group Human Resources Director.

  Chris Wiscarson will be appointed Group Integration Director.

  Director of IT and Operations will be announced in due course.

Sir Victor Blank, Chairman, Lloyds TSB said: "We are delighted to be able to appoint a leadership team with such a depth of experience and expertise from within both Lloyds TSB and HBOS. I can say in all confidence that the new organisation will be led by an exceptionally strong team and one that I believe will deliver our strategic aim to create the UK's leading financial services company."

These appointments are subject to formal FSA approval and will become effective upon the completion of the HBOS acquisition.

Responsibility

The directors of Lloyds TSB accept responsibility for the information contained in the enclosed communication except for information relating to the HBOS Group and the directors of HBOS. To the best of the knowledge and belief of the directors of Lloyds TSB (who have taken all reasonable care to ensure that such is the case), the information contained in the communication for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

- end -

Biographies

Helen Weir will be appointed Group Executive Director of UK Retail Banking

Helen was appointed as Group Executive Director, UK Retail Banking at Lloyds TSB in April 2008. UKRB has over 12 million current accounts in the UK, the largest single brand branch footprint and is also number one provider of home insurance and unsecured personal loans.

Since joining in 2004 as Group Finance Director, Helen has been part of the senior management team responsible for leading a clear improvement in the performance of the business and managing the challenges of the financial and regulatory climate.

Previously Helen was Group Finance Director at Kingfisher Plc from 2000-2004. During this time, she successfully oversaw the restructuring of the Group to a single sector business involving transactions such as the demergers of Woolworths Group and KESA Electricals and the sale of Superdrug plc.

Before joining Kingfisher in 2000, Helen was Finance Director of B&Q for five years where she was responsible for all financial aspects, internal audit and risk management as well as company strategy and programme management. Her early business experience was with McKinsey and Lever Brothers.

Helen is a non-executive director with Royal Mail, and until recently was a member of the Accounting Standards Board. She is also a Fellow of the Chartered Institute of Management Accountants. Additionally, in 2007, Helen joined the Business Advisory Board and the Business Advisory Forum of the Said Business School at the University of Oxford. Helen is also a Trustee of the Wasps RFC Community Foundation.

Helen was awarded a CBE for services to Finance in the 2008 New Year's Honours list.

She lives in Buckinghamshire with her husband Andrew and three children. She is a keen supporter of sporting events particularly rugby, and is Treasurer and U-11's Manager of Beaconsfield Rugby Club.

Truett Tate will be appointed Group Executive Director of Wholesale

Truett is the Group Executive Director responsible for Wholesale & International Banking at Lloyds TSB. This Division spans the full gamut of the wholesale banking arena - from start ups and small enterprises to large organisations and global corporations. In addition, Lloyds TSB's specialist marketplace presence in many areas goes beyond the parameters of traditional wholesale banking - such as personal and private banking abroad, motor and leisure finance, and public and community sector services.

Prior to joining Lloyds TSB, Truett had an expansive global career that ran the gamut from 28 years in a variety of management roles at Citibank around the world, to a broad variety of entrepreneurial and Board positions in Brazil, Hong Kong, Germany and the USA.

His entrepreneurial initiatives range from a restaurant chain in Brazil to a furniture business in Hong Kong, and an Office Supply Business for professional services industries in the USA.

Truett serves on a variety of private company Boards and is active in several charities including the NSPCC Corporate Development Board, the In Kind Direct Board and Opportunity International. Truett has also been appointed onto the British American Board of Directors and the Corporate Leaders Group convened by the University of Cambridge. He is a charter member of TiE, UK - the global Network of Entrepreneurs.

He currently lives in North London, is married and has two children. He is active in sports, including golf and swimming.

Archie Kane will be appointed Group Executive Director of Insurance and will represent the new board in Scotland

Archie Kane was appointed Group Executive Director, Insurance and Investments at Lloyds TSB Group plc on 1 October 2003. On the same day he was also appointed Chief Executive of Scottish Widows.

Archie was appointed to the main board of Lloyds TSB Group on 1 January 2000 as Group Executive Director, IT & Operations for Lloyds TSB. Prior to this, on 1 January 1997, he was appointed as Director of Group IT and Operations at Lloyds TSB. He was responsible for the overall development of Group IT Strategy, the management of Central Service IT, Operations and Systems Development, covering inter alia the core Lloyds TSB Bank systems. He was also responsible for Group Operations, Group Property Services, Group Business Transformation and the Bank's Group Property Portfolio.

Archie has been with the bank since 1986 and in 1989 was appointed to Director of Financial Control for the Retail Banking Division. Before joining TSB, Archie had already enjoyed a successful career outside banking culminating as Finance Director of BT Yellow Pages Sales Division. He has also spent several years abroad, working in most Northern European countries, Africa and the United States.

Archie is Chairman of the Association of British Insurers (since 2007) and a member of the Takeover Panel, HM Treasury's Retail Financial Services Group and the Chancellor of the Exchequer's Financial Services Global Competitiveness Group.

Qualifications

- Bachelor of Accountancy (BACC) Glasgow University
- Chartered Accountant (CA) Scottish Institute
- Master of Business Administration (MBA) Cass Business School, London
- Advanced Management Programme at Harvard University Business School

Archie is married with two children and enjoys golf, tennis and skiing.

Tim Tookey will be appointed Group Finance Director

Tim joined the bank in April 2006 as Deputy Group Finance Director and was appointed Acting Group Finance Director in April 2008.

Prior to joining Lloyds TSB, Tim was the Finance Director for UK & Europe at Prudential. Tim was a central member of the team that led the turnaround of the UK business from 2002 to 2006. This involved delivery of substantial change programme initiatives, with the core purposes being to enhance the customer experience of dealing with Prudential, the design and launch of significant new products (eg the launch of PruHealth) as well as internal restructurings and redevelopment of management information suites and underlying systems.

Prior to working for Prudential, Tim was Finance Director of two management buy-outs in the insurance broking sector, both of which involved public takeovers, external debt and equity fundraising etc. This focus on corporate finance activity started in 1996 when Tim left KPMG where he had been for 11 years after leaving the University of Bath with an Engineering degree.

Tim is married to Christine and they have two children, Jonathan and Heather. Tim has a sportsboat which the family use for all sorts of watersports and they are all also Crystal Palace season ticket holders.

Harry Baines will be appointed General Counsel and Company Secretary

Harry originally qualified as a Solicitor, working in a variety of roles in local government and private practice before moving into industry in 1985 when he joined T+N plc, the international automotive components manufacturer.

Following the sale of T+N to Federal Mogul Corporation of the US, in 1998, Harry joined Halifax Group plc as Company Secretary in 1999, and assumed the same role in HBOS plc in September 2001, following the merger between Halifax and Bank of Scotland that created HBOS. He joined the HBOS Executive Committee in March 2006.

Based in Edinburgh, he lives in Manchester, and is married with three children.

Jo Dawson will be appointed Wealth and International Director

Following a degree in Languages at Cambridge University, Jo joined NatWest as a graduate trainee progressing to a number of senior managerial positions in SME relationship banking, Group Strategy and Finance. Jo also holds an MBA from Warwick Business School.

Following a sabbatical to take part in the BT Global Challenge Round the World Yacht Race, Jo joined Green Flag in 1997 as Business Development Director.

She joined Halifax plc in June 2000 as General Manager, Retail Sales including responsibility for improving branch network performance. Jo then became Head of Advisory Sales with responsibility for growing the bancassurance, wealth management, international retail operations and business banking businesses. She joined the HBOS Executive Committee and was appointed Group Risk Director in early 2005.

In March 2006, Jo became Chief Executive Officer of HBOS Insurance & Investment Division. In addition, she joined the main HBOS Board in May 2006.

In August 2007 Jo was appointed Chief Executive of HBOS Retail Distribution in addition to her Insurance & Investment position.

She is also a member of the Board of the Association of British Insurers (ABI).

Carol Sergeant will be appointed Chief Risk Officer

Carol Sergeant has been Chief Risk Director and a member of Lloyds TSB Group Executive Committee since 2004. She supports the board in defining and implementing the Group's risk appetite and has introduced a new approach to risk management in Lloyds TSB with changes to governance, risk appetite, policies, control processes, reporting and staff development. She is supported by a wonderfully talented team of senior risk directors throughout the company.

Other current positions include board member of the Risk Management Association in the US, Trustee of the Whistleblowing Charity Public Concern at Work, Advisory Board and Strategy Committee of Cass Business School and member of the Market Best Practices and Regulatory Committees of the International Institute of Finance.

Until 2003 Carol was an Executive Director on the Board of the Financial Services Authority (FSA), with responsibility for authorisation and enforcement, the FSA's risk assessment framework, strategic planning and research within the FSA. Prior to that she held Director level posts in the FSA as Director for Banks and Building Societies, Director of the FSA's Change Programme and Risk Director.

Before joining the FSA in 1997, Carol held a number of senior positions at the Bank of England, including roles in international research, foreign exchange and the gilt-edged and money markets division. Her last appointment at the Bank of England was as head of major UK banks supervision.

Carol is married with two children.

Angie Risley will be appointed Group Human Resources Director

Angie Risley is the Group Human Resources Director for Lloyds TSB, member of the Group Executive Committee and responsible for developing group-wide world-class people practices for nearly 70,000 employees. Within this remit, she has responsibility for Reward & Employment Policy, Organisation, Talent & Learning Development, HR Service Delivery and Equality & Diversity.

Prior to joining Lloyds TSB in May 2007, Angie was Group Human Resources Director for Whitbread and also an Executive Director on the Whitbread plc Board. Her responsibilities included; human resource strategy, policy and its implementation as well as Corporate Social Responsibility for the Group.

Angie started her Human Resources career as a graduate trainee in United Biscuits after graduating from Exeter University.

Angie lives in Hertfordshire with her husband and two sons. She's a School Governor, active in sports and has a passion for the mountains and skiing in particular

Chris Wiscarson will be appointed Group Integration Director

Chris spent his early career in the UK life assurance industry before moving to South Africa in 1979 as General Manager of Southern Life, the financial services subsidiary of Anglo-American De Beers.

In 1986, he returned to London to take up the position of Chief Executive of Save & Prosper Insurance.

In 1990, he became European Director of the Lloyds Abbey Life Group, and in 1991 took up the position of Group Finance Director before taking responsibility for the Bancassurance subsidiary of Lloyds Bank.

In 2000, Chris took responsibility for the non-UK businesses in the Lloyds TSB Group, participating in 30 countries. He was appointed Director of Group IT & Operations in October 2003.

He has recently been elected as a Fellow of King's College in recognition of his work with the University.

For further information:

Investor Relations
Michael Oliver                                                                   +44 (0) 20 7356 2167
Director of Investor Relations
Email:  michael.oliver@ltsb-finance.co.uk

Media Relations
Leigh Calder                                                                     +44 (0) 20 7356 1347
Senior Manager, Media Relations
Email:  leigh.calder@lloydstsb.co.uk

Amy Mankelow                                                                 +44 (0) 20 7356 1497
Senior Manager, Media Relations
Email:  amy.mankelow@lloydstsb.co.uk

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds TSB Group, its current goals and expectations relating to its future financial condition and performance. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. The Group's actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, risks concerning borrower credit quality, market related risks such as interest rate risk and exchange rate risk in its banking business and equity risk in its insurance businesses, changing demographic trends, unexpected changes to regulation, the policies and actions of governmental and regulatory authorities in the UK or jurisdictions outside the UK, including other European countries and the US, exposure to legal proceedings or complaints, changes in customer preferences, competition and other factors. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of such factors. The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS TSB GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:  30 October 2008